June 15, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Comments on the September 30, 2017 RiverNorth Funds' Annual Report

Dear Sirs:

Thank you for your oral comments regarding your Sarbanes-Oxley review for the RiverNorth Funds (the “Funds”). Your oral comments are summarized below, followed by the Funds’ responses.

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Comments and Responses

Comment 1. Regarding the line graph for RiverNorth Core Opportunity Fund, Class I shares (RNCIX), it was noted that the initial investment amount at date of inception is depicted in the chart as $10,000 when according to the fund’s prospectus, the share class’ minimum investment is $1 million. You noted that this mismatch is inconsistent with Item 27(b)(7)(ii)(a) of Form N-1A.

Response: The Funds acknowledge mistakenly starting the graph at $10,000. The Funds have communicated this requirement to its service providers and will ensure proper presentation in all future filings.

Comment 2. Regarding the RiverNorth/DoubleLine Strategic Income Fund (RNSIX), it was noted that the fund held 23% in non-agency collateralized mortgage obligations. However, that specific asset class was not listed in the prospectus as part of a principal investment strategy. You noted that the strategy and risks sections of the prospectus should be consistent with and reflective of the holdings in the fund. You also inquired, if given the liquidity of these securities, it was an appropriate investment for the Fund.

Response: The prospectus for the RiverNorth/DoubleLine Strategic Income Fund does have disclosure related to the investment in mortgage-backed securities, of which collateralized mortgage obligations are a subset. Below are excerpts of the strategy and risk sections of the Fund’s prospectus referencing mortgage-backed securities and I the case of risk disclosure, collateralized mortgage obligations. The Registrant acknowledges also listing collateralized mortgage obligations specifically in the strategy section might be beneficial to investors.

As to the question of liquidity, the collateralized mortgage obligations are tradable and there is a market for such securities. While not as liquid as large-cap equity securities, the Fund has determined that is sufficient liquidity to include the mortgage-backed securities in the Fund’s portfolio.

Comment 3. Regarding the RiverNorth/Oaktree High Income Fund (RNOTX), you noted that the Fund held approximately 45% of its assets in bank loans. You requested that the Fund disclose that it may take longer than seven days for the Fund to settle trades in bank loans and to further provide information regarding steps the Fund would take to address liquidity needs during the extended bank loan settlement cycle.

Response: The Funds acknowledge that the settlement cycle for bank loans is generally longer than exchange traded equity securities. However, many - if not most - do settle within seven days. Nevertheless, the Funds acknowledge adding such disclosure might be beneficial for investors. With regard to managing liquidity within the RiverNorth/Oaktree High Income Fund, the Fund has several tools available. First, the Fund includes other strategies that do not include bank loans. Therefore, securities from those portfolios could be sold if necessary. The Fund at times has held excess cash in the portfolio which could be used to fund redemptions. Lastly, the Funds have a committed line of credit should it be necessary to pay redemptions in excess of available cash.

Comment 4. Regarding the RiverNorth/Oaktree High Income Fund, you suggested the Fund add an additional principal risk regarding the bank loan asset class noting that these holdings are not securities and do not have all of the protections afforded under the federal securities laws. Further, it was requested that the Fund explain if it has considered these risks. If in the analysis it was determined that the risk was not deemed principal, it was requested that the Fund explain the rationale.

Response: The Funds agree that such disclosure is warranted. The Funds did assess the risk of the bank loan asset class generally when determining to launch the Fund. While not covered under the federal securities laws, it was determined that many of the loan agreements provide adequate, and in some cases, additional protections through various covenants and warranties made by the borrowers.

Comment 5. Regarding the contractual fee deferral and expense reimbursement agreement for RiverNorth/Oaktree High Income Fund, you requested that the Fund confirm that any fees deferred or expenses reimbursed may be recovered by the Adviser, but only within three years of such deferrals or reimbursements. If such is not the case, you requested the Fund confer with its auditors regarding the probability of such recovery and further confirm that an analysis under FASB Statement 5 was conducted.

Response: The management fee deferral and expense limitation agreement does limit the recoupment of deferred fees and paid expenses to three years from the time the deferral or payment and will be limited to the lesser of the expense cap in effect at the time of the waiver or at the time of recapture or recoupment. The disclosure will be revised to make clearer this point. The Funds are without specific knowledge of any assessments that may have been conducted by the Funds’ auditor. However, the Funds have provided the details of the accounting for the deferrals and expenses paid and have provided copies of the expense limitation agreements to the Funds’ auditor annually. There have been no specific issues raised by the Funds’ auditor on this topic during audits.

Comment 6. Regarding RiverNorth/Oaktree High Income Fund, you noted the Fund had exposure to derivatives during the reporting period. Your comment was if the use of derivatives had a material impact on the performance of the Fund, there should be disclosure related to that point in management’s discussion of fund performance.

Response: The derivatives were limited to foreign currency forward contacts used as a method of hedging the possible fluctuations in U.S. to foreign currencies. In future reports to the extent investment in these instruments impacted Fund performance, specific discussion will be included in management’s discussion of fund performance.

Comment 7. Regarding the RiverNorth Core Opportunity Fund, you noted that the Fund had substantial redemptions during the reporting period. You requested management disclose if it considered the resulting impact of the expense ratio of the Fund. You referenced Instruction 3.d. of Item 3 of Form N-1A and queried if the Fund complied with that instruction.

Response: The substantial redemptions were attributed to one investor who redeemed to seed its own registered fund. The Fund did assess the impact of the redemption on the Fund’s expenses and noted that the impact was not material, therefore not resulting in a change to the Fee Table as discussed in Instruction 3(d)(iii) to Item 3 of Form N-1A.

Comment 8. You noted that the RiverNorth/Oaktree High Income Fund had a return of capital during the reporting period. You requested that the Fund confirm there is no reference to “dividend” or “yield” in the Fund’s disclosures that may be misstated as such given the return of capital. You further requested verification that the Fund complied with Rule 19a-1 of the Investment Company Act regarding written statements required to be accompanied with dividend payments.

Response: The Fund has reviewed all disclosures and made sure there are no references to dividend or yield not incorporating the impact of any return of capital. The Funds can further verify that shareholders were provided the Rule 19a-1 notice as required.

Comment 9. Regarding the RiverNorth Core Opportunity Fund, you requested if the Fund considered breaking down the schedule of Investments to underlying strategies to closed-end funds.

Response: The Funds have considered providing additional detail in the schedules of investments. However, a uniform description is not generally agreed upon by market participants and many of the underlying closed-end funds have diverse strategies which may be difficult to categorize. The Fund will continue to work with the Funds’ service providers to determine if additional sub-classifications are available and agreeable.

Comment 10. In the RiverNorth/DoubleLine Strategic Income Fund, you noted the security OAS Financial has no maturity date noted in the footnote. You questioned whether the security had a call date and requested fund disclose generally if the security may be called.

Response: The OAS bond was a perpetual bond that did originally have a call feature at par on May 2018. Since the bond defaulted in January 2015, it is not going to call. The Fund’s sub-adviser has been involved in the the restructuring process since the default.

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The Funds acknowledge that:

•	They are responsible for the adequacy and accuracy of the disclosures in their filings with the Securities and Exchange Commission (the “Commission”);

•	Commission staff comments on, or changes to disclosure in response to staff comments in, the Funds’ filings do not foreclose the Commission from taking any action with respect to the Funds’ filings; and

•	the Funds’ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 445-2251.

Regards,

/s/ Marcus L. Collins

Marcus L. Collins
Chief Compliance Officer, RiverNorth Funds and General Counsel & Chief Compliance Officer, RiverNorth Capital Management, LLC